                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 AMENDMENT NO. 1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Internet Pictures Corporation
                          -----------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    46059S101
                                    ---------
                                 (CUSIP Number)


                              Warner B. Rodda, Esq.
                      Paradigm Capital Equity Partners, LLC
                            6410 Poplar Ave., Ste 395
                                Memphis, TN 38119
                                 (901) 682-6060
                   -------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 29, 2001
                         ------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 8 pages

CUSIP No. 46059S101                                              13D                          Page 2 of 8 pages
          ---------


-------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Image Investor Portfolio, a separate series of Memphis Angels, LLC
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) :X
                                                                                        (b) :

-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       WC
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       Delaware
-------------------------------------------------------------------------------------------------------------------
Number Of Shares           (7)      Sole Voting Power           140,000,000 (1)
Beneficially Owned
By Each Reporting
Person With                (8)      Shared Voting Power         0



                           (9)     Sole Dispositive Power       140,000,000 (1)


                           (10)    Shared Dispositive Power 0



  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person                   140,000,000 (1)

-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [  ]


-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)                                      68.7%


-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person                                                                OO


-------------------------------------------------------------------------------------------------------------------
(1)  Consists of shares of Common Stock issuable upon conversion of (i) 500,000 shares of Series B Preferred Stock underlying a convertible promissory note issued in connection with the First Closing and Second Closing (each as defined herein); (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second
     Closing; and (iii) 1,000,000 shares of Series B Preferred Stock underlying a warrant (the "Tranche B Warrant") that Image Investor Portfolio acquired in the Second Closing. Each share of Series B Preferred Stock is convertible into 80 shares of Common Stock.

                       SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 46059S101                                              13D                          Page 3 of 8 pages
          ---------

-------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Memphis Angels, LLC
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a): X
                                                                                        (b):
-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       WC
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):


-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       Delaware
-------------------------------------------------------------------------------------------------------------------
Number Of Shares           (7)      Sole Voting Power           140,000,000 (1)
Beneficially Owned
By Each Reporting
Person With                (8)      Shared Voting Power         0


                           (9)      Sole Dispositive Power      140,000,000 (1)


                           (10)    Shared Dispositive Power 0


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person                   140,000,000 (1)


-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [  ]


-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)                                      68.7%


-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person                                                                OO


-------------------------------------------------------------------------------------------------------------------
(1)  Consists of shares of Common Stock issuable upon conversion of (i) 500,000 shares of Series B Preferred Stock underlying a convertible promissory note issued in connection with the First Closing and Second Closing (each as defined herein); (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second
     Closing; and (iii) 1,000,000 shares of Series B Preferred Stock underlying a warrant (the "Tranche B Warrant") that Image Investor Portfolio acquired in the Second Closing. Each share of Series B Preferred Stock is convertible into 80 shares of Common Stock. All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis
     Angels LLC, a Delaware limited liability company.

                       SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 46059S101                                              13D                          Page 4 of 8 pages
          ---------


-------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Paradigm Capital Equity Partners, LLC
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):X
                                                                                        (b):

-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only


-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       AF
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):


-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       Delaware
-------------------------------------------------------------------------------------------------------------------
Number Of Shares           (7)      Sole Voting Power          140,000,000 (1)
Beneficially Owned
By Each Reporting
Person With                (8)      Shared Voting Power        0


                           (9)      Sole Dispositive Power     140,000,000 (1)


                           (10)     Shared Dispositive Power 0


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person                   140,000,000 (1)


-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [  ]


-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)                                      68.7%


-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person                                                                OO


-------------------------------------------------------------------------------------------------------------------
(1)  Consists of shares of Common Stock issuable upon conversion of (i) 500,000 shares of Series B Preferred Stock underlying a convertible promissory note issued in connection with the First Closing and Second Closing (each as defined herein); (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second
     Closing; and (iii) 1,000,000 shares of Series B Preferred Stock underlying a warrant (the "Tranche B Warrant") that Image Investor Portfolio acquired in the Second Closing. Each share of Series B Preferred Stock is convertible into 80 shares of Common Stock. All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis
     Angels LLC, a Delaware limited liability company, of which Paradigm Capital
     Equity Partners, LLC, a Delaware limited liability company, is the Manager.

                       SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 46059S101                                              13D                          Page 5 of 8 pages
          ---------


---------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Paradigm Holdings
---------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a): X
                                                                                        (b):

---------------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only


---------------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       AF
---------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):


---------------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       Delaware
---------------------------------------------------------------------------------------------------------------------------
Number Of Shares           (7)      Sole Voting Power          140,000,000 (1)
Beneficially Owned
By Each Reporting
Person With                (8)      Shared Voting Power        0


                           (9)      Sole Dispositive Power     140,000,000 (1)


                           (10)     Shared Dispositive Power 0


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person                   140,000,000 (1)


---------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [  ]


---------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)                                      68.7%


---------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person                                                                PN


---------------------------------------------------------------------------------------------------------------------------
(1)  Consists of shares of Common Stock issuable upon conversion of (i) 500,000 shares of Series B Preferred Stock underlying a convertible promissory note issued in connection with the First Closing and Second Closing (each as defined herein); (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second
     Closing; and (iii) 1,000,000 shares of Series B Preferred Stock underlying a warrant (the "Tranche B Warrant") that Image Investor Portfolio acquired in the Second Closing. Each share of Series B Preferred Stock is convertible into 80 shares of Common Stock. All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis
     Angels LLC, a Delaware limited liability company, of which Paradigm Capital
     Equity Partners, LLC, a Delaware limited liability company, is the Manager, of which Paradigm Holdings, a Delaware general partnership, is the Managing
     Member.

                       SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 46059S101                                  13D                                         Page 6 of 8 pages
          ---------

---------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Frank A. McGrew IV
---------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a): X
                                                                                        (b):

---------------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only


---------------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       AF
---------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):


---------------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       Tennessee
---------------------------------------------------------------------------------------------------------------------------
Number Of Shares           (7)     Sole Voting Power
Beneficially Owned
By Each Reporting
Person With                (8)     Shared Voting Power        140,000,000(1)


                           (9)     Sole Dispositive Power


                           (10)    Shared Dispositive Power   140,000,000(1)



  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person                   140,000,000 (1)


---------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [  ]


---------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)                                      68.7%


---------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person                                                                IN


---------------------------------------------------------------------------------------------------------------------------
(1)  Consists of shares of Common Stock issuable upon conversion of (i) 500,000 shares of Series B Preferred Stock underlying a convertible promissory note issued in connection with the First Closing and Second Closing (each as defined herein); (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second
     Closing; and (iii) 1,000,000 shares of Series B Preferred Stock underlying a warrant (the "Tranche B Warrant") that Image Investor Portfolio acquired in the Second Closing. Each share of Series B Preferred Stock is convertible into 80 shares of Common Stock. All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis
     Angels LLC, a Delaware limited liability company, of which Paradigm Capital
     Equity Partners, LLC, a Delaware limited liability company, is the Manager, of which Paradigm Holdings, a Delaware general partnership, is the Managing
     Member, of which Mr. McGrew is the Managing Partner.

                       SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.           SECURITY AND ISSUER.

         This Amendment No. 1 to Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of Internet Pictures Corporation, a Delaware corporation (the "Company"), and is being filed on behalf of the undersigned to amend the Schedule 13D originally filed on May 24, 2001 (the "Schedule 13D"). The principal executive offices of the Company are located at 1009 Commerce Park Dr, Oak Ridge State: TN, 37830, (865) 482-3000. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meaning as set forth in the Schedule 13D.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 to the Schedule 13D is amended, in pertinent part, to add the following paragraph:

         On May 29, 2001, pursuant to the Second Closing to the Purchase Agreement, in exchange for an investment of $7,000,000 in the Company (i) the principal amount of the Promissory Note increased from $3,000,000 to $10,000,000, (ii) the Tranche A Warrants increased to become exercisable for an aggregate of 250,000 shares of Series B Preferred Stock of the Company, and
(iii) Image received the Tranche B Warrant to purchase 1,000,000 shares of Series B Preferred Stock of the Company. The source of funds used by Image in the Second Closing was working capital and other funds.

ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 to the Schedule 13D is amended, in pertinent part, to add the following sentences at the end of the third paragraph:

         The Second Closing occurred on May 29, 2001. In connection with the Second Closing Mr. McGrew and three other nominees of Image were appointed to four of the Company's seven positions on the Board of Directors.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 to the Schedule 13D is amended, in pertinent part, to replace the second paragraph in its entirety with the following:

         The 140,000,000 shares of Common Stock beneficially owned by the Filing Persons include 40,000,000 shares of Common Stock underlying the $10 million Promissory Note and an aggregate of 20,000,000 shares of Common Stock currently underlying the related Tranche A Warrants. It also includes an additional 80,000,000 shares of Common Stock that Image has the right to acquire upon exercise of the Tranche B Warrant issued in the Second Closing.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated May 30, 2001

              IMAGE INVESTOR PORTFOLIO,
              a separate series of

              MEMPHIS ANGELS, LLC,
              a Delaware limited liability company

                       By:      PARADIGM CAPITAL EQUITY
                                PARTNERS, LLC,
                                its Manager

                                By:      PARADIGM HOLDINGS,
                                         its Managing Member


                                         By: /s/ Frank A. McGrew IV
                                             -------------------------
                                         Name:  Frank A. McGrew IV
                                         Title:  Managing Partner


              PARADIGM CAPITAL EQUITY
              PARTNERS, LLC,
              a Delaware limited liability company

                       By:      PARADIGM HOLDINGS,
                                its Managing Member


                                By: /s/ Frank A. McGrew IV
                                    ---------------------------
                                Name: Frank A. McGrew IV
                                Title:  Managing Partner


              PARADIGM HOLDINGS,
              a Delaware general partnership


              By: /s/ Frank A. McGrew IV
                  --------------------------
              Name: Frank A. McGrew IV
              Title:  Managing Partner



              FRANK A. MCGREW IV

              /s/ Frank A. McGrew IV
              --------------------------